# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

## FORM 6-K

**Report Of Foreign Issuer**
**Pursuant To Rule 13a-16 Or 15d-16 of**
**the Securities Exchange Act of 1934**

For the month of February 2004

## ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     x            Form 40-F       

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes        No     x    

Attached as Exhibit 99.1 are the slides used by Alcon, Inc. in its February 12, 2004 Webcast.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Alcon, Inc.**
(Registrant)

Date   February 12, 2004          By   /s/ Stefan Basler
                                       Name:  Stefan Basler
                                       Title:  Attorney-in-Fact

Date   February 12, 2004          By   /s/ Martin Schneider
                                       Name:  Martin Schneider
                                       Title:  Attorney-in-Fact